FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111)	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch/Shell Group of Companies

  R E S U L T S

FOURTH QUARTER			$ million	FULL YEAR
2002	2001	%		2002	2001	%

2,314	900	+157	Net Income	9,419	10,852	-13
(12)	(493)		Estimated current cost of supplies	497	(700)
			(CCS) adjustment
2,326	1,393	+67	CCS earnings	8,922	11,552	-23
(456)	(516)		Special credits/(charges)	(296)	(432)
2,782	1,909	+46	ADJUSTED CCS EARNINGS	9,218	11,984	-23
Return on Average Capital Employed				14.0%	19.2%

Key features of the full year 2002

  The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) for the quarter were $2,782 million (46% higher than a year ago) and for the full year $9,218 million (23% lower than last year). Full year earnings were negatively impacted by weak Oil Products margins; in Exploration and Production the benefits of 6% higher production volumes were more than offset by the impact of lower gas realisations, higher depreciation, higher costs and changes to the UK tax regime.

  Reported net income of $9,419 million was 13% lower than last year, and included net special charges of $296 million.

  On an adjusted CCS basis, Royal Dutch earnings per share were €2.79 ($2.64 per share), a decrease compared with last year of 26% (22% in $ per share), and Shell Transport earnings per share were 25.2p, a decrease of 26%.

  Final dividends have been proposed of €1.00 per share for Royal Dutch (€1.72 for the full year, up 3.6% from 2001) and of 9.30p per share for Shell Transport (15.25p for the full year, up 3.0%).

  The target to reduce underlying unit costs by 3% was achieved. Actual savings of over $600 million exceeded the original target equivalent of $500 million. Delivery in the last six months more than compensated for the mixed mid-year performance.

  In 2002, four major acquisitions, Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany and, in the USA, Texaco interests in Equilon and Motiva and Pennzoil-Quaker State (PQS), were completed at a total investment, including acquired debt, of over $16 billion. Related incremental cash from operations this year amounted to over $1 billion. Progress on delivering the first synergies has been excellent. From the total synergy target of just under $1 billion per annum by 2004, we achieved $370 million during 2002.

  Portfolio upgrading continued with a number of divestments; proceeds from asset disposals including disposal of investments in associates for the year were $1.5 billion (2001: $1.6 billion).

  Exploration and Production adjusted earnings of $7,052 million were 12% lower than in 2001.

  The total reserve replacement ratio (RRR) in 2002 was 117% including the acquisition of Enterprise, and 50% excluding acquisitions and divestments. The organic RRR for oil/NGL was 85%. Gas reserves production life remains over 15 years, one of the strongest positions amongst our peers.

  In 2002, hydrocarbon production was the highest in recent history at 4 million barrels of oil equivalent (boe) per day, 6% above last year. Production excluding Enterprise was 3% above target.

  In Gas & Power the LNG business continued its steady growth with record volumes in both the quarter and year. Adjusted earnings of $797 million for the year were 35% lower than the record earnings last year due to lower LNG prices and lower income from trading, partly offset by record LNG volumes of 9.1 million tonnes and improved power results. Earnings in 2001 included a performance bonus related to the US natural gas liquids business of $77 million after tax.

  Oil Products adjusted CCS earnings of $1,802 million compared to record earnings of $3,377 million in 2001. The business environment deteriorated significantly in 2002 with historically low refining margins over the first half of the year and compressed marketing margins.

  Chemicals adjusted earnings of $551 million were sharply up from 2001 earnings of $241 million, reflecting improved volumes, margins and lower costs.

  Capital investment for the year totalled $24.6 billion including acquisitions. Some $1.35 billion related to the acquisition of DEA in Germany, the payment for which is not due until July 2003. Excluding major acquisitions, capital investment totalled $14.2 billion.

  The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the full year was 14.0%.

  At the end of the year the debt ratio was 23.6% and cash, cash equivalents and short-term securities amounted to $1.6 billion.

  Cash flow from operations was $16.4 billion compared with $16.9 billion in 2001.

  In 2002, Royal Dutch and Shell Transport continued their share buyback programmes. Shares were purchased under these programmes for a total consideration of $1.3 billion.

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

Commentary

In 2002, Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001 while WTI prices averaged $26.15 ($25.90 a year ago). Crude oil prices recovered steadily in the first three quarters of 2002 from below $20 to exceed $30 a barrel amid production restraints by certain producing countries. Prices subsequently weakened only to rebound, when supply from Venezuela was disrupted, to just above $30 a barrel by year-end. In the fourth quarter of 2002, Brent crude prices averaged $26.80 a barrel compared with $19.40 a barrel in 2001, while WTI prices averaged $28.25 a barrel in 2002 ($20.35 a year ago). Crude price outlook for 2003 is highly uncertain; prices are expected to be volatile and impacted by the developments in the Middle East and Venezuela.

For the full year 2002, Henry Hub gas prices averaged $3.33 per million Btu compared to $4.10 per million Btu in 2001 (when prices spiked to around $10 in the 2000/2001 winter). Prices strengthened towards the end of 2002. In the fourth quarter of 2002, Henry Hub cash prices averaged $4.27 per million Btu, with prices over $1 higher than in the third quarter of 2002 and almost $2 more than a year ago. Higher prices were driven by a rundown in levels of gas in storage below prior year levels. Concerns about production declines onshore USA and Western Canada also contributed to higher prices. In contrast, a year ago, storage was reaching record levels.

In 2002, industry refining margins averaged $0.85 and $0.40 a barrel in Rotterdam and Singapore compared to $1.80 and $0.80 a barrel respectively a year ago; for 2002 the US Gulf Coast and West Coast margins were $2.90 and $3.90 a barrel (2001 $5.30 and $7.75). Refining margins for the first three quarters of 2002 were squeezed by a combination of weak product demand and firming crude oil prices. Margins recovered early in the fourth quarter only to decline sharply in December. Overall refining margins in 2002 were poor and at their lowest level for a decade. Furthermore heavy crude coking margins on the US Gulf Coast were weak.

In the fourth quarter of 2002, industry refining margins averaged $2.00 and $0.95 a barrel in Rotterdam and Singapore, compared to $1.45 and $1.25 a barrel respectively a year ago; for the fourth quarter 2002 the US Gulf Coast and West Coast margins were $3.50 and $4.00 a barrel (2001 $2.25 and $6.05). Refining margin outlook for 2003 is uncertain. Much will depend on crude supply, the balance of heavy versus light crude availability and the pace of global economic recovery. A projected significant industry refinery maintenance program in the Atlantic Basin in the first quarter should lend some support to margins.

While 2002 showed signs of improvement, Chemicals still experienced a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe and continued to improve in the USA from historically low levels in 2001. However, cracker margins in Europe and the USA are down from a year ago. Low gas feedstock prices relative to crude prices in the USA did not favour chemical crackers using liquid feedstocks. The outlook for chemicals is mixed due to economic uncertainty, consumer confidence levels and the pace at which customer inventory levels allow for further enhancement of capacity utilisation and margins.

In Exploration and Production, the integration of Enterprise is essentially complete with all major milestones achieved. Staff retention/reduction numbers are in line with pre-deal estimates and the synergy annualised run rate target for 2002 was exceeded. During the quarter, significant discoveries were made in Brazil and Ireland. In Nigeria, first oil was produced from the EA field through the new Floating Production Storage and Offloading (FPSO) facility. In Canada, the Athabasca Oil Sands Project (AOSP) – Shell Canada share 60% – began bitumen production at the Muskeg River Mine. In Kazakhstan, Kerr-McGee assets were acquired including equity interests in the Caspian Pipeline Consortium (CPC), the Arman field and the Mertvyi Kultuk exploration licence.

In Gas and Power the third LNG processing plant in Nigeria commenced production during the quarter, three months ahead of schedule. The approved construction of 4th and 5th processing plants will increase NLNG’s capacity to 16.7 million tonnes per annum (mtpa). In Venezuela the Preliminary Development Agreement for the Mariscal Sucre LNG Project was signed. The North West Shelf Joint Venture in Australia signed a letter of intent to supply 0.5 mtpa of LNG to Korea Gas Corporation between 2003 and 2010. The Gallina became the second new LNG vessel commissioned in 2002, marking an important step in realising Shell’s plans to develop new LNG markets. Two InterGen (68% Shell) power plants with a combined capacity of 1.4 GigaWatts (GW) came on stream in the fourth quarter, increasing InterGen’s operational capacity to 5.2 GW (100% basis). Power prices remain depressed in many key markets. Part of the Group’s minority interests in two small regional gas transmission companies in Germany were sold.

In Oil Products three major acquisitions were completed in two of the world’s largest markets during the year. In the USA Shell acquired the Texaco interests in Equilon and Motiva (now a 50/50 joint venture with Saudi Refining Inc) in February. The acquisition of PQS, the leading passenger car motor-oil marketer in the USA, was completed in October making Shell a leader in the global and US lubricants market. In Germany Shell took ownership of 100% of the former joint venture with DEA (previous interest 50%) in July for a cash consideration of some $1.35 billion, payable in July 2003.

In Chemicals, Shell and the Chinese partners, led by China National Offshore Oil Corporation (CNOOC), agreed to proceed with the construction of the $4.3 billion Nanhai petrochemicals project. This represents a cornerstone of the Shell Chemicals growth strategy in Asia-Pacific. The complex will produce 2.3 million tonnes per year of products - including styrene monomer, propylene oxide, ethylene glycol, polypropylene and polyethylene. Ellba Eastern SMPO plant, a joint venture between Shell and BASF, came on-stream mid year to market 550,000 tonnes of styrene monomer (SM) and 250,000 tonnes of propylene oxide (PO) per year. Combined with the existing Singapore assets this addition ensures Shell has the leading position in Asia-Pacific. In the fourth quarter a 500,000-tonne per annum benzene extraction unit at Moerdijk in The Netherlands was successfully completed, enhancing feedstock supply for SMPO production on the same site.

In Renewables an additional two onshore windparks in the USA, Cabazon and Whitewater, started operations in the fourth quarter, increasing the total wind capacity to 240 MegaWatts.

Royal Dutch and Shell Transport continued the share buyback programmes started in 2001. Some 17.9 million shares in Royal Dutch and 81.1 million shares in Shell Transport were purchased under these programmes in 2002 (0.85% and 0.83% respectively of the issued share capital at the end of 2001) for a total consideration of $1.3 billion. A further $1 billion has been used for share purchases to underpin employee share option schemes.

Earnings by industry segment

Exploration and Production

FOURTH QUARTER			$ million	FULL YEAR
2002	2001	%		2002	2001	%

1,969	1,237	+59	Segment earnings	6,997	8,023	-13
(135)	-		Special credits/(charges)	(55)	(24)
2,104	1,237	+70	Adjusted segment earnings	7,052	8,047	-12
2,399	2,259	+6	Crude oil production (thousand b/d)	2,372	2,220	+7
10,339	9,689	+7	Natural gas production available for sale (million scf/d)	9,423	9,009	+5

Adjusted fourth quarter earnings of $2,104 million were 70% higher than a year ago. This was mainly due to higher oil and gas prices and the benefit of a 6% increase in hydrocarbon production. Oil realisations were up 37% and gas realisations overall were 25% higher. Gas realisations in the USA were up 71% compared to the fourth quarter 2001. Depreciation including the effects of the acquisition of Enterprise and the additional interest in the Draugen field in Norway was $495 million higher than a year ago. Costs were higher mainly due to the weakening of the dollar and spend on early stages of several growth projects including Sakhalin. The results were negatively impacted by changes to the UK tax regime.

In the fourth quarter total hydrocarbon production increased by 6% to 4.18 million barrels of oil equivalent (boe) per day compared to a year ago. Oil production benefited from the acquisition earlier this year of Enterprise, additional interest in the Draugen field and from new fields in the USA. These increases were partly offset by normal field declines in Australia, Norway, USA, Gabon and Oman, the strike in Venezuela, effects of hurricanes in the USA, lower OPEC production quotas (mainly Nigeria), and divestments in New Zealand and elsewhere. Gas production benefited from the acquisition of Enterprise, new fields in the USA and Malaysia, improved field performance from the UK and higher demand in the Netherlands, Norway and Nigeria. These increases were partly offset by normal field declines in the USA and divestments in New Zealand. The acquisition of Enterprise contributed some 240 thousand boe per day for the quarter. Excluding this volume, production was similar to the same quarter last year.

Capital investment in the quarter of $2.6 billion was 3% lower than the corresponding period last year and included exploration expense of $0.3 billion.

Segment earnings for the quarter include a net special charge of $135 million resulting mainly from previously capitalised oil and gas costs in equity associate Woodside that are no longer considered to be recoverable.

Adjusted full year earnings of $7,052 million were 12% lower than a year ago. The benefit of a 6% increase in hydrocarbon production was more than offset by lower gas realizations, higher depreciation, higher costs and changes to the UK tax regime.

The 6% improvement in total hydrocarbon production comprised a 7% increase in oil production and a 5% increase in gas production for the full year. Oil production benefited from the acquisition of Enterprise and an additional interest in the Draugen field and new fields in the USA and Denmark. These increases were partly offset by lower OPEC production quotas, normal field declines mainly in the USA, the UK, Oman and Gabon and divestments in New Zealand and elsewhere. Gas production benefited from the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of generally warmer weather in Europe, normal field declines in the USA and divestments in New Zealand. The acquisition of Enterprise contributed some 180 thousand boe per day to the volume increase. Excluding this volume, production was 1% higher than 2001.

For the full year 2002, capital investment of $14.1 billion was 76% higher than 2001 reflecting the acquisition of Enterprise, $5.3 billion excluding debt of $2.0 billion, and increased investments, mainly in Canada, the USA and Nigeria.

Segment earnings for the year included net special charges of $55 million resulting from previously capitalised oil and gas costs in equity associate Woodside that are no longer considered to be recoverable and integration costs of Enterprise, partly offset by credits related to the grant of manufacturing and marketing rights to expandable tubular technology.

Gas & Power

FOURTH QUARTER			$ million	FULL YEAR
2002	2001	%		2002	2001	%

196	183	+7	Segment earnings	774	1,226	-37
(109)	11		Special credits/(charges)	(23)	9
305	172	+77	Adjusted segment earnings	797	1,217	-35
2.55	2.34	+9	Equity LNG sales volume (million tonnes)	9.10	8.87	+3

Adjusted fourth quarter earnings were $305 million compared to $172 million a year ago. The increase was primarily due to higher earnings from liquefied natural gas (LNG), improved trading earnings and contributions from power.

The segment earnings of $196 million included a write-down in the carrying value of InterGen of $150 million partly offset by special credits from the partial sale of Shell’s minority interest in midstream assets in Germany.

Full year adjusted earnings of $797 million were 35% lower than the $1,217 million record reported last year. Lower earnings were mainly due to lower LNG prices and lower income from trading partly offset by record LNG volumes of 9.1 million tonnes and improved power results. Earnings in 2001 included a performance bonus related to the US natural gas liquids business of $77 million after tax.

Segment earnings for the year of $774 million included special credits of $163 million mainly from the sale of Shell’s direct and indirect interests in midstream assets in Europe and the USA. Offsetting these credits were special charges of $186 million, including $171 million write-downs related to the power business.

Oil Products

FOURTH QUARTER			$ million	FULL YEAR
2002	2001	%		2002	2001	%

348	285	+22	Segment earnings	1,618	3,067	-47
(139)	(300)		Special credits/(charges)	(184)	(310)
487	585	-17	Adjusted segment earnings	1,802	3,377	-47
4,182	3,341	+25	Refinery intake (thousand b/d)	4,084	3,400	+20
7,502	6,240	+20	Oil product sales (thousand b/d)	7,399	6,143	+20

The 2002 results include Shell’s 100% ownership (effective July 1) of the former joint venture with DEA, increased shares in Equilon (now 100% owned) and the associate Motiva (now 50% owned) and consolidation of PQS (as of October 1).

Fourth quarter adjusted CCS earnings were $487 million, 17% below a year ago. Earnings were lower in both marketing and in refining, the latter resulting from planned and unplanned shutdowns in the USA.

Outside the USA, adjusted CCS earnings increased to $572 million compared to $561 million a year ago. The benefit of higher industry refining margins at Rotterdam was offset by a decline in Singapore and higher operating costs as a result of a weaker dollar. Refinery utilisation was essentially unchanged; overall intake was 18% higher than a year ago reflecting the DEA assets. Marketing earnings were lower, with gross fuel margins lower in all regions and marketing costs adversely affected by exchange rates. Total inland sales volumes rose 7% reflecting the acquisition in Germany. Underlying trading and shipping earnings were higher.

In the USA losses on an adjusted basis of $85 million compared to earnings of $24 million a year ago. This was caused by lower refining margins on the US West Coast and major shutdowns particularly during October when higher margins prevailed. Refining intake rose by 56%, reflecting the increased equity ownership in Equilon and Motiva. Refining utilisation fell by 4% due to higher maintenance on conversion units. Despite benefits of earnings from PQS and lower operating costs, marketing earnings were lower, principally the result of one-off items relating to rationalising the retail business. Trading earnings declined as a result of lower product margins.

Segment earnings for the quarter included net special charges of $139 million. Outside the USA, charges of $63 million principally reflected restructuring charges in Europe and the impairment of assets in Argentina; in the USA charges of $76 million mainly reflected write-down of base oil production facilities prior to closure, increased provisions for staff reduction and the impairment of a pipeline interest.

Full year 2002 adjusted CCS earnings were $1,802 million compared to record earnings of $3,377 million in 2001. The business environment deteriorated in 2002 with historically low refining margins over the first half of the year and squeezed marketing margins from rising crude oil prices. Unit cost reductions of 3% were achieved in marketing; unit manufacturing costs were 1% higher due to unplanned maintenance and lower intakes in response to uneconomic margins. The overall cost reduction per barrel of product sales was 2%. Benefits from the acquisitions of Texaco’s interests in Equilon and Motiva, PQS and DEA are ahead of schedule.

Outside the USA, adjusted earnings for the year of $1,797 million were 40% lower. This reflected lower industry refining margins in Rotterdam and Singapore. Overall refinery utilisation was 4% lower although refinery intake rose by 10% as a result of higher throughput in Germany. Marketing earnings declined as gross fuels margins were squeezed over the greater part of the year as supply costs rose faster than sales prices. Differentiated fuels, now launched in 46 countries, and income from convenience retailing partially offset the margin decline. Total inland sales volumes for the year were 8% higher; excluding the increase from DEA sales volumes were unchanged. Trading earnings for the year declined, with limited regional arbitrage opportunities; shipping earnings were adversely affected by a decline in freight rates. Shell Global Solutions earnings showed further growth.

In the USA, adjusted earnings fell from $402 million in 2001 to $5 million in 2002. Industry refining margins fell sharply by $3.85/bbl on the US West Coast and by $2.40/bbl on the US Gulf Coast. Unplanned shutdowns continued to impact earnings despite overall refinery utilisation rising by 1%. Marketing earnings declined, with weaker gasoline margins over the first half of the year. Trading and transportation earnings were lower. Reduced cost resulting from streamlining of business structures, provided significant offset, notwithstanding transition costs resulting from integration of the two major acquisitions.

On a global basis, net special charges for the year totalled $184 million. This mainly comprised the closure of refinery assets, continued restructuring in the USA and Europe and increases in provisions for litigation and environmental remediation in the USA. Gains on asset sales, principally from pipeline assets in the USA, provided a partial offset. Special charges in 2001 totalled $310 million, mainly consisting of restructuring and rebranding charges in the USA.

Chemicals

FOURTH QUARTER			$ million	FULL YEAR
2002	2001	%		2002	2001	%

128	(98)	-	Segment earnings	489	230	+113
(52)	(131)		Special credits/(charges)	(62)	(11)
180	33	+445	Adjusted segment earnings	551	241	+129

Adjusted earnings for the fourth quarter were $180 million compared with $33 million last year. Cracker margins remained weak, particularly in the USA, as the economics of cracking liquid feedstocks remained relatively unfavourable to the more commonly used ethane feedstocks. Earnings benefited from lower costs, margin improvements and some 5% higher volumes, mainly reflecting capacity expansions and improvements in utilisation. Overall utilisation, however, remained low. Restructuring in Europe to facilitate simpler structures and common processes to enhance customer service and reduce total delivered costs, resulted in non-recurring fiscal benefits of $102 million in the fourth quarter of 2002. Results from associates improved reflecting cost management and improved margins.

Segment earnings for the quarter showed special charges of $52 million related to asset rationalisation and provisions for litigation.

Full year adjusted earnings were $551 million compared with $241 million in 2001. The increase reflects improved volumes (+4%), margins (excluding cracker margins) and lower costs. Total unit costs, excluding feedstocks, improved by 7% versus 2001 as a result of higher volumes and lower costs.

Segment earnings showed special charges of $62 million consisting of provisions related to asset rationalisation, litigation and environmental claims.

Other industry segments

FOURTH QUARTER		$ million	FULL YEAR
2002	2001		2002	2001

(22)	(102)	Segment earnings	(110)	(287)
(21)	(96)	Special credits/(charges)	17	(96)
(1)	(6)	Adjusted segment earnings	(127)	(191)

Adjusted earnings for the fourth quarter were a loss of $1 million compared to a loss of $6 million in 2001. Improved results in Consumer in the US and in Hydrogen compensated for reduced cost recoveries from the businesses to IT. In Renewables restructuring of Solar is progressing in continued tough market conditions.

Improvement of full year adjusted earnings to a loss of $127 million reflected the turnaround of the Consumer operations in the USA due to lower costs and higher margins.

Segment results in 2002 reflect the net impact in the year of profits on sales of assets and costs as a result of write downs of assets prior to disposal.

Corporate

FOURTH QUARTER		$ million	FULL YEAR
2002	2001		2002	2001

(215)	(43)	Segment earnings	(751)	(320)
-	-	Special credits/(charges)	-	-
(215)	(43)	Adjusted segment earnings	(751)	(320)

Fourth quarter charges of $215 million were greater than a year ago (loss $43 million) because higher net borrowing resulted in increased interest costs.

Full year adjusted earnings were a charge of $751 million in 2002 compared to a charge of $320 million in 2001 mainly as a result of higher net interest costs.

Note

The results shown for the fourth quarter and full year are unaudited. Audited figures for the full year will be included in the Annual Reports due to be published on March 21.

Quarterly results are expected to be announced on May 2 for the first quarter, July 24 for the second quarter and October 23 for the third quarter of 2003. The 2003 interim dividends are expected to be announced on July 24.

This publication contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

February 6, 2003

Statement of income

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001	% *		2002	2001	%

64,317	63,401	40,394	+59	Sales proceeds	235,598	177,281	+33
				Sales taxes, excise duties and
15,734	14,518	10,669		similar levies	56,167	42,070
___________	___________	___________			___________	___________
48,583	48,883	29,725	+63	Net proceeds	179,431	135,211	+33
40,614	41,271	24,585		Cost of sales	151,214	107,839
___________	___________	___________			___________	___________
7,969	7,612	5,140	+55	Gross profit	28,217	27,372	+3
				Selling, distribution and
3,611	2,807	2,754		administrative expenses	11,555	9,142
351	161	344		Exploration	991	882
135	121	150		Research and development	472	387
___________	___________	___________			___________	___________
3,872	4,523	1,892	+105	Operating profit of Group companies	15,199	16,961	-10
				Share of operating profit of
500	709	38		associated companies	2,624	3,041
___________	___________	___________			___________	___________
4,372	5,232	1,930	+127	Operating profit	17,823	20,002	-11
186	211	183		Interest and other income	758	1,059
421	441	246		Interest expense	1,364	1,133
77	(32)	(32)		Currency exchange gains/(losses)	(23)	(30)
___________	___________	___________			___________	___________
4,214	4,970	1,835	+130	Income before taxation	17,194	19,898	-14
1,817	2,275	896		Taxation	7,617	8,694
___________	___________	___________			___________	___________
2,397	2,695	939	+155	Income after taxation	9,577	11,204	-15
83	64	39		Minority interests	158	352
___________	___________	___________			___________	___________
2,314	2,631	900	+157	NET INCOME	9,419	10,852	-13
___________	___________	___________			___________	___________
* Q4 on Q4 change

Earnings by industry segment

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001	% *		2002	2001	%

				Exploration and Production:
1,466	1,173	993	+48	World outside USA	5,102	5,819	-12
503	526	244	+106	USA	1,895	2,204	-14
___________	___________	___________			___________	___________
1,969	1,699	1,237	+59		6,997	8,023	-13
___________	___________	___________			___________	___________
				Gas & Power:
262	211	168	+56	World outside USA	837	948	-12
(66)	(15)	15	-	USA	(63)	278	-
___________	___________	___________			___________	___________
196	196	183	+7		774	1,226	-37
___________	___________	___________			___________	___________
				Oil Products:
509	464	530	-4	World outside USA	1,677	2,954	-43
(161)	119	(245)	-	USA	(59)	113	-
___________	___________	___________			___________	___________
348	583	285	+22		1,618	3,067	-47
___________	___________	___________			___________	___________
				Chemicals:
204	189	67	+204	World outside USA	633	488	+ 30
(76)	(25)	(165)	-	USA	(144)	(258)	-
___________	___________	___________			___________	___________
128	164	(98)	-		489	230	+113
___________	___________	___________			___________	___________
(22)	42	(102)		Other industry segments	(110)	(287)
___________	___________	___________			___________	___________
2,619	2,684	1,505	+74	TOTAL OPERATING SEGMENTS	9,768	12,259	-20
___________	___________	___________			___________	___________
				Corporate:
(285)	(268)	(63)		Interest income/(expense)	(788)	(242)
83	(16)	17		Currency exchange gains/(losses)	92	25
(13)	70	3		Other - including taxation	(55)	(103)
___________	___________	___________			___________	___________
(215)	(214)	(43)			(751)	(320)
___________	___________	___________			___________	___________
(78)	(51)	(69)		Minority interests	(95)	(387)
___________	___________	___________			___________	___________
2,326	2,419	1,393	+67	CCS EARNINGS	8,922	11,552	-23
___________	___________	___________			___________	___________
(12)	212	(493)		CCS adjustment	497	(700)
___________	___________	___________			___________	___________
2,314	2,631	900	+157	NET INCOME	9,419	10,852	-13
___________	___________	___________			___________	___________
* Q4 on Q4 change

Summarised statement of assets and liabilities

$ million
	Dec 31	Sept 30	Dec 31
	2002	2002	2001

Fixed assets:
Tangible fixed assets	79,390	75,882	51,370
Intangible fixed assets	4,696	1,362	939
Investments	20,760	20,214	21,040
	___________	___________	___________
	104,846	97,458	73,349
	___________	___________	___________
Other long-term assets	7,299	8,280	7,716
Current assets:
Inventories	10,298	10,295	6,341
Accounts receivable	28,687	25,911	17,467
Short-term securities	5	5	-
Cash and cash equivalents	1,556	4,318	6,670
	___________	___________	___________
	40,546	40,529	30,478
	___________	___________	___________
Current liabilities:
Short-term debt	12,874	14,331	3,988
Accounts payable and accrued liabilities	32,078	27,713	18,884
Taxes payable	5,010	7,056	4,494
Dividends payable to Parent Companies	5,153	-	6,101
	___________	___________	___________
	55,115	49,100	33,467
	___________	___________	___________
Net current assets/(liabilities)	(14,569)	(8,571)	(2,989)
	___________	___________	___________
Total assets less current liabilities	97,576	97,167	78,076
	___________	___________	___________
Long-term liabilities:
Long-term debt	6,817	5,225	1,832
Other	6,118	5,761	4,515
	___________	___________	___________
	12,935	10,986	6,347
	___________	___________	___________
Provisions:
Deferred taxation	12,471	12,568	7,146
Other	8,544	6,839	4,946
	___________	___________	___________
	21,015	19,407	12,092
	___________	___________	___________
Minority interests	3,562	3,517	3,477
	___________	___________	___________
NET ASSETS	60,064	63,257	56,160
	___________	___________	___________

Summarised statement of cash flows (Note 3)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001		2002	2001

			CASH FLOW PROVIDED BY
			OPERATING ACTIVITIES:
2,314	2,631	900	Net income	9,419	10,852
2,440	2,228	1,671	Depreciation, depletion and amortisation	8,454	6,117
(38)	(156)	1	(Profit)/loss on sale of assets	(367)	(133)
(467)	1,091	1,175	Decrease/(increase) in net working capital	(1,047)	356
			Associated companies:
230	65	583	dividends more/(less) than net income	313	265
247	185	(541)	Deferred taxation and other provisions	273	129
(328)	(440)	382	Other	(680)	(653)
___________	___________	___________		___________	___________
4,398	5,604	4,171	Cash flow provided by operating activities	16,365	16,933
___________	___________	___________		___________	___________
			CASH FLOW USED IN
			INVESTING ACTIVITIES:
(5,676)	(3,534)	(3,649)	Capital expenditure	(21,109)	(9,626)
263	376	178	Proceeds from sale of assets	1,099	1,265
(299)	(152)	(273)	Net investments in associated companies	(788)	(567)
51	29	38	Movement in other investments	83	(180)
___________	___________	___________		___________	___________
(5,661)	(3,281)	(3,706)	Cash flow used in investing activities	(20,715)	(9,108)
___________	___________	___________		___________	___________
			CASH FLOW PROVIDED BY/
			(USED IN) FINANCING ACTIVITIES:
1,301	(1,869)	(338)	Net increase/(decrease) in long-term debt	(343)	(935)
(2,803)	2,894	(177)	Net increase/(decrease) in short-term debt	7,058	(794)
6	10	(17)	Change in minority interests	421	(206)
-	(3,172)	-	Dividends paid to: Parent Companies	(6,961)	(9,406)
(54)	(30)	(69)	Minority interests	(228)	(221)
___________	___________	___________		___________	___________
(1,550)	(2,167)	(601)	Cash flow provided by/(used in) financing activities	(53)	(11,562)
___________	___________	___________		___________	___________
			Parent Companies' shares: net
11	29	(117)	sales/(purchases) and dividends received	(864)	(773)
			Currency translation differences relating
40	(8)	(62)	to cash and cash equivalents	153	(251)
___________	___________	___________		___________	___________
(2,762)	177	(315)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(5,114)	(4,761)
___________	___________	___________		___________	___________

Operational data

QUARTERS					FULL YEAR
Q4	Q3	Q4
2002	2002	2001	%*		2002	2001	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
738	710	558		Europe	696	547
1,117	1,196	1,161		Other Eastern Hemisphere	1,130	1,159
446	463	432		USA	442	411
98	105	108		Other Western Hemisphere	104	103
___________	___________	___________			_________	_________
2,399	2,474	2,259	+6		2,372	2,220	+7
___________	___________	___________			_________	_________
million scf/d **				NATURAL GAS PRODUCTION	million scf/d **
				AVAILABLE FOR SALE
4,727	2,537	4,234		Europe	3,667	3,684
3,249	3,518	3,160		Other Eastern Hemisphere	3,403	3,066
1,703	1,780	1,608		USA	1,679	1,598
660	688	687		Other Western Hemisphere	674	661
___________	___________	___________			_________	_________
10,339	8,523	9,689	+7		9,423	9,009	+5
___________	___________	___________			_________	_________
million scm/d ***					million scm/d ***
134	72	120		Europe	104	104
92	100	89		Other Eastern Hemisphere	96	87
48	50	46		USA	48	45
19	19	19		Other Western Hemisphere	19	19
___________	___________	___________			_________	_________
293	241	274	+7		267	255	+5
___________	___________	___________			_________	_________
million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.55	2.35	2.34	+9	Global equity LNG sales volume	9.10	8.87	+3
$/bbl				Realised Oil Prices		$/bbl
25.57	25.18	18.60		WOUSA	23.59	23.31
24.49	24.84	18.03		USA	22.72	22.14
25.40	25.13	18.51		Global	23.45	23.11
$/thousand scf				Realised Gas Prices	$/thousand scf
2.40	1.97	2.12		WOUSA	2.15	2.33
4.13	3.23	2.41		USA	3.31	4.44
2.73	2.28	2.17		Global	2.39	2.78
* Q4 on Q4 change ** scf/d = standard cubic feet per day *** scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					FULL YEAR
Q4	Q3	Q4
2002	2002	2001	%*		2002	2001	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE**
1,809	1,792	1,303		Europe	1,761	1,358
987	925	1,023		Other Eastern Hemisphere	941	1,018
1,033	1,056	663		USA	1,064	663
353	357	352		Other Western Hemisphere	318	361
_________	_________	_________			_________	_________
4,182	4,130	3,341	+25		4,084	3,400	+20
_________	_________	_________			_________	_________
				OIL SALES**
2,787	2,770	2,082		Gasolines	2,786	2,113
803	861	654		Kerosines	782	668
2,271	2,418	2,033		Gas/Diesel oils	2,295	1,948
817	652	697		Fuel oil	758	707
824	766	774		Other products	778	707
_________	_________	_________			_________	_________
7,502	7,467	6,240	+20	Total oil products***	7,399	6,143	+20
4,964	5,038	4,689		Crude oil	5,025	4,461
_________	_________	_________			_________	_________
12,466	12,505	10,929	+14	Total oil sales	12,424	10,604	+17
_________	_________	_________			_________	_________
				***comprising
2,118	2,240	1,848		Europe	2,173	1,852
1,307	1,281	1,290		Other Eastern Hemisphere	1,287	1,258
2,143	2,067	1,348		USA	2,139	1,317
787	788	789		Other Western Hemisphere	778	801
1,147	1,091	965		Export sales	1,022	915
$ million				CHEMICAL SALES - NET PROCEEDS****	$ million
1,166	1,100	853		Europe	4,086	3,721
652	628	406		Other Eastern Hemisphere	2,192	1,659
1,241	1,228	993		USA	4,710	4,950
147	158	63		Other Western Hemisphere	502	286
_________	_________	_________			_________	_________
3,206	3,114	2,315	+38		11,490	10,616	+8
_________	_________	_________			_________	_________

* Q4 on Q4 change
** 2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interests in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell’s website at www.shell.com/investor.
**** Excluding proceeds from chemical trading activities

Capital investment

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001		2002	2001

			Capital expenditure:
			Exploration and Production:
1,799	1,794	1,503	World outside USA	11,354	5,134
463	501	823	USA	1,792	1,741
___________	___________	___________		___________	___________
2,262	2,295	2,326		13,146	6,875
___________	___________	___________		___________	___________
			Gas & Power:
179	184	103	World outside USA	462	279
3	1	6	USA	9	34
___________	___________	___________		___________	___________
182	185	109		471	313
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
213	1,103	165	World outside USA	1,511	357
179	218	2	USA	1,807	3
___________	___________	___________		___________	___________
392	1,321	167		3,318	360
___________	___________	___________		___________	___________
			Marketing:
520	753	623	World outside USA	1,734	1,102
1,952	36	-	USA	2,601	-
___________	___________	___________		___________	___________
2,472	789	623		4,335	1,102
___________	___________	___________		___________	___________
			Chemicals:
78	65	70	World outside USA	264	172
127	103	145	USA	416	513
___________	___________	___________		___________	___________
205	168	215		680	685
___________	___________	___________		___________	___________
163	111	209	Other segments	494	291
___________	___________	___________		___________	___________
5,676	4,869	3,649	TOTAL CAPITAL EXPENDITURE	22,444	9,626
___________	___________	___________		___________	___________
			Exploration expense:
208	132	220	World outside USA	692	589
69	28	85	USA	223	268
___________	___________	___________		___________	___________
277	160	305		915	857
___________	___________	___________		___________	___________
			New equity investments in associated companies:
258	56	180	World outside USA	389	468
75	17	103	USA	295	236
___________	___________	___________		___________	___________
333	73	283		684	704
___________	___________	___________		___________	___________
66	246	122	New loans to associated companies	605	370
-	-	-	Other investments	-	224
___________	___________	___________		___________	___________
6,352	5,348	4,359	TOTAL CAPITAL INVESTMENT*	24,648	11,781
___________	___________	___________		___________	___________
			*comprising
2,553	2,457	2,640	Exploration and Production	14,082	8,000
336	199	310	Gas & Power	682	810
2,930	2,126	808	Oil Products	7,945	1,518
304	208	269	Chemicals	839	751
163	112	210	Other segments	495	332
66	246	122	New loans to associated companies	605	370
___________	___________	___________		___________	___________
6,352	5,348	4,359		24,648	11,781
___________	___________	___________		___________	___________

Special items (Note 4)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001	credits/(charges)	2002	2001

			Exploration and Production:
			World outside USA
-	-	-	Restructuring and redundancy	(68)	-
(135)	15	-	Asset disposals/impairment	(88)	-
			USA
-	-	-	Asset disposals/impairment	101	-
-	-	-	Other	-	(24)
___________	___________	___________		___________	___________
(135)	15	-		(55)	(24)
___________	___________	___________		___________	___________
			Gas & Power:
			World outside USA
-	-	-	Restructuring and redundancy	-	(2)
(4)	84	-	Asset disposals/impairment	80	-
-	-	-	Other	(21)	-
			USA
-	-	-	Restructuring and redundancy	-	(10)
(105)	(15)	11	Asset disposals/impairment	(82)	21
________	________	________		________	________
(109)	69	11		(23)	9
___________	___________	___________		___________	___________
			Oil Products:
			World outside USA
(44)	-	(18)	Restructuring and redundancy	(75)	(18)
(19)	-	(13)	Asset disposals/impairment	(45)	(13)
-	-	-	Other	-	10
			USA
(13)	-	(219)	Restructuring and redundancy	(13)	(219)
(53)	92	-	Asset disposals/impairment	39	-
(10)	(36)	(50)	Other	(90)	(70)
___________	___________	___________		___________	___________
(139)	56	(300)		(184)	(310)
___________	___________	___________		___________	___________
			Chemicals:
			World outside USA
(23)	-	(21)	Asset disposals/impairment	(23)	99
-	-	(15)	Other	-	(15)
			USA
(17)	-	(31)	Asset disposals/impairment	(17)	(31)
(12)	-	(64)	Other	(22)	(64)
___________	___________	___________		___________	___________
(52)	-	(131)		(62)	(11)
___________	___________	___________		___________	___________
			Other industry segments:
-	-	(22)	Restructuring and redundancy	-	(22)
(21)	38	(74)	Asset disposals/impairment	17	(74)
___________	___________	___________		___________	___________
(21)	38	(96)		17	(96)
___________	___________	___________		___________	___________
-	-	-	Minority interests Asset disposals/impairment	11	-
___________	___________	___________		___________	___________
(456)	178	(516)	SPECIAL ITEMS	(296)	(432)
___________	___________	___________		___________	___________

Adjusted CCS earnings by industry segment

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2002	2002	2001	% *		2002	2001	%

				Exploration and Production:
1,601	1,158	993	+61	World outside USA	5,258	5,819	-10
503	526	244	+106	USA	1,794	2,228	-19
___________	___________	___________			___________	___________
2,104	1,684	1,237	+70		7,052	8,047	-12
___________	___________	___________			___________	___________
				Gas & Power:
266	127	168	+58	World outside USA	778	950	-18
39	-	4	+875	USA	19	267	-93
___________	___________	___________			___________	___________
305	127	172	+77		797	1,217	-35
___________	___________	___________			___________	___________
				Oil Products:
572	464	561	+2	World outside USA	1,797	2,975	-40
(85)	63	24	-	USA	5	402	-99
___________	___________	___________			___________	___________
487	527	585	-17		1,802	3,377	-47
___________	___________	___________			___________	___________
				Chemicals:
227	189	103	+120	World outside USA	656	404	+62
(47)	(25)	(70)	-	USA	(105)	(163)	-
___________	___________	___________			___________	___________
180	164	33	+445		551	241	+129
___________	___________	___________			___________	___________
(1)	4	(6)		Other industry segments	(127)	(191)
___________	___________	___________			___________	___________
3,075	2,506	2,021	+52	TOTAL OPERATING SEGMENTS	10,075	12,691	-21
___________	___________	___________			___________	___________
				Corporate:
(285)	(268)	(63)		Interest income/(expense)	(788)	(242)
83	(16)	17		Currency exchange gains/(losses)	92	25
(13)	70	3		Other – including taxation	(55)	(103)
___________	___________	___________			___________	___________
(215)	(214)	(43)			(751)	(320)
___________	___________	___________			___________	___________
(78)	(51)	(69)		Minority interests	(106)	(387)
___________	___________	___________			___________	___________
2,782	2,241	1,909	+46	ADJUSTED CCS EARNINGS	9,218	11,984	-23
___________	___________	___________			___________	___________
* Q4 on Q4 change

Proforma earnings per share (Note 5)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2002	2002	2001		2002	2001

			ROYAL DUTCH
0.67	0.77	0.29	Net income per share (€)	2.86	3.43
0.67	0.76	0.26	Net income per share ($)	2.70	3.07
0.67	0.69	0.40	CCS earnings per share ($)	2.56	3.27
0.80	0.65	0.61	Adjusted CCS earnings per share (€)	2.79	3.79
0.80	0.64	0.55	Adjusted CCS earnings per share ($)	2.64	3.39
			SHELL TRANSPORT
6.1	7.0	2.6	Net income per share (pence)	25.8	30.7
0.57	0.65	0.22	Net income per ADR ($)	2.33	2.65
0.58	0.60	0.34	CCS earnings per ADR ($)	2.21	2.82
7.3	6.0	5.4	Adjusted CCS earnings per share (pence)	25.2	33.9
0.69	0.56	0.47	Adjusted CCS earnings per ADR ($)	2.28	2.93

Notes

NOTE 1. Accounting policies

The Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, are no longer amortised but instead tested for recoverability.  This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on May 16, 2002 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q4 2002	Q3 2002	Q4 2001	Full year 2002	Full year 2001

Royal Dutch shares of € 0.56 (millions)	2,083.7	2,088.4	2,101.4	2,092.7	2,119.9
Shell Transport shares of 25p (millions)	9,668.3	9,689.5	9,748.6	9,708.9	9,832.1

Shares at the end of the following periods are:

	Q4	Q3	Q4
	2002	2002	2001

Royal Dutch shares of € 0.56 (millions)	2,083.5	2,083.7	2,101.4
Shell Transport shares of 25p (millions)	9,667.5	9,668.5	9,748.6

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (R van der Vlist)

The Hague, 6 February 2003